Contact

www.linkedin.com/in/paul-crandell-9974ba27 (LinkedIn)

Top Skills

Trusting Relationships

Team Leadership

Personal Responsibility

Paul Crandell

CEO - Lumi Labs Inc, Ad Week Grand Brand Genius, Strategic Marketing Advisor and Mentor, Former Red Bull, GoPro, Xeal EV Charging, UB Tech Robotics, Kind Humans

Los Angeles, California, United States

Summary

Accomplished Global Brand Marketer, leader and executive

Ad Weeks Grand Brand Genius Award 2014

Marketers That Matter Tech Award Small Cap 2013

Early Day Marketing Pioneer of Red Bull and GoPro

1 Degree Consulting has been an incredible consulting business for me as I have been able to work with so many different brands over the last several years since my departure from GoPro, Butterfly and Kind Humans. Some of my highlights I am certainly very proud of are; I have mentored the head of marketing at Grab Taxi (SE Asia's version of Uber but with more to offer), I have done marketing audits for Bosch Electric Bike Systems, I have mentored and advised One Wheel's Marketing, as well as Denago, a nice quality and cost effective Ebike brand. I am also on the Advisory team for Electrify Expo and proud to be part of it from it's inception. I have worked with the original creator of plastic tip darts, BullShooter and helped them get on TV, while helping them build their value proposition for sponsorship.

Prior to all of this, I was CMO of GoPro, where I drove the scaling of the marketing team and our message globally by setting up teams in regions of North America, EMEA, APAC and LATAM. As well, having millions of content producers in the form of consumers, made it very much a marketers dream job. Prior to this, I was head of Events and Sports Marketing at Red Bull NA from 1998-2007 and created and built the foundational structure of what you see today as the worlds leading energy drink. There were two of us at Red Bull in sports marketing in the beginning and we went on to build an amazing team. It took a village to do it and I certainly can only take credit for being a one of the leaders of determined awesome people who helped create great event and athletic experiences from nothing. One of which is Red Bull Rampage. I've dabbled in several

start ups between journeys as I have a passion for helping early stage companies grow up a bit and I love to share all my learnings with companies who need it.

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Experience

Lumi Labs
CEO, Co-Founder
January 2024 - Present (1 year 9 months)

Lumi is on a mission to make all your entertainment needs portable and versitile.   Our lightweight and sleek design offers elegance and functionality to enhance any occasion through great visual and audio entertainment.
We take great pride in being one of the only US based brands innovating, marketing and selling smart projectors. We are backed by a world class team of engineers, designers, advisors, investors, marketers and sales folks from a myriad of relevant backgrounds. Our projector is great for many different lifestyles; from RV life, gaming, backyard movie nights to building out your own sports center. Our first version, Lumi 1, punches well above it's weight and we will continue to innovate in order to deliver the best experience to our consumers possible.   We have an awesome product road map and we hope you stay tuned.

1 Degree LLC
Founder and Lead Consultant
February 2018 - Present (7 years 8 months)
California, United States

A marketing consulting company specializing in scaling tech and lifestyle brands, providing mentorship to marketing leaders, recruiting, interim leadership, strategy, structure, fundraising and having as much fun as possible while working with great brands and people.

Xeal
2 years 5 months

Strategic Advisor Brand and Marketing
January 2024 - Present (1 year 9 months)
Venice Beach, CA and NYC

Chief Marketing Officer
May 2023 - January 2024 (9 months)
Venice Beach, CA

Xeal is a technology-first electric vehicle (EV) charging company operating at the intersection of mobility, real estate, IoT, and energy. We are building the next generation of EV charging solutions to take the market from 1% to 100% mass adoption. We tackle the world's greatest challenges with disruptive, yet practical solutions for the built environment and future of smart cities. Xeal has been adopted by the nation's largest real estate companies to electrify thousands of parking spaces. Our technology doesn't require an internet connection to the charger itself nor a cell connection to start a charge for consumers. Xeal has eliminated the pain points of the multiple breaking points related to being connected to the internet via self reliant communication using a ledgering system within it's software. Because of this, Xeal saves building owners and operators money in high cost electrical and IT infrastructure, while increasing NOI and ultimately providing the customer a seamless charging experience, guaranteeing 100% uptime and immediate charging.

See what we're all about here: https://youtu.be/U8Y7APdWJoY.

Electrify Expo
Strategic Board of Advisors
August 2019 - Present (6 years 2 months)
Austin, TX

I have been advising for Electrify Expo from it's inception and have advised over the years on their experience for fans, side acts during the festival and have helped bring in partners

Kindhumans
President
July 2020 - July 2022 (2 years 1 month)
Encinitas, California, United States

Our Product Is Kindness!

Our Mission is to unite and grow the community of kind humans around the world. We strive to cultivate kindness, promote conscious consumption and give back to causes that support kids, the planet and humanitarian aid.

We have our own branded products along with over 500 well vetted eco-friendly 3rd party products. With every purchase, we give back 3%. We do meaningful collaborations with other brands and NGO's to raise awareness and money to help where help is needed. Our community is simply awesome!

Butterfly Network, Inc.
Chief Marketing Officer
October 2019 - June 2020 (9 months)
New York City

Today, 4.7 billion people around the world lack access to medical imaging. We put ultrasound on a chip and created the world's first whole-body imager for less than $2,000 plus subscription. A fusion of semiconductors, artificial intelligence, and cloud technology has made it possible to create an ultrasound device that ushers in a new era of healthcare. I led all of marketing globally, built a great team, streamlined workflows, drove a culture of having fun, working hard and performance.

GoPro
CMO
August 2011 - March 2017 (5 years 8 months)
San Mateo, CA

Scaled GoPro marketing team from approximately 25 people in North America to over 150 worldwide and helped GoPro go from $60M to $1.4B in 4 years.   I led the charge in opening offices in EMEA, APAC and LATAM while building the North American team.

Red Bull North America
Director of Sports Marketing
November 1998 - October 2007 (9 years)

Energy Drink Company start up. Provided overall leadership for Red Bull's events. Went on to lead the entire Red Bull Sports Marketing Program.

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Education

UC Santa Barbara
BA, Law and Society · (1990 - 1993)